EXHIBIT 99.39

CORDOVACANN MAKES INVESTMENT IN AN ONTARIO

CANNABIS RETAILER & PROVIDES GENERAL UPDATE

TORONTO, ONTARIO, May 19, 2020, CordovaCann Corp. (CSE: CDVA) (OTCQB: LVRLF) (“Cordova” or the “Company”), a cannabis-focused consumer products company, is pleased to announce that its wholly-owned subsidiary, Cordova Investments Canada, Inc., has completed the purchase of its initial stake of 2734158 Ontario Inc. (“273”), an arm’s length Ontario-based cannabis retail venture (the “Transaction”). Pursuant to the letter of intent announced on April 13, 2020, the Transaction will enable 273 to quickly open four recreational cannabis stores in Ontario under the Star Buds brand, and gives the Company the right to apply to open a total of 75 stores in the Province of Ontario over time through its investment in 273.

273 is an Ontario-based cannabis venture that has a cannabis retail operating license from the Alcohol and Gaming Commission of Ontario (the “License”). 273 has applied for four retail store authorizations, all of which have successfully passed through their public notice periods. 273 will manage the operations, buildout, and regulatory approvals of all Ontario stores, including one store in Alliston, two stores in Barrie, and one store in Bradford. All four of these locations are expected to open over the next few months, and 273 will continue to work on opening additional stores in Ontario under the Star Buds brand in the future.

Cordova has agreed to invest a total of seven hundred twenty-three thousand dollars ($723,000) in 273 in exchange for 50.1% of 273. Cordova invested two hundred thousand dollars ($200,000) for 21.7% of 273 at the close of the Transaction, and has committed to invest (i) two hundred thousand dollars ($200,000) on June 14, 2020, (ii) two hundred thousand dollars ($200,000) on July 14, 2020, and (iii) one hundred twenty-three thousand dollars ($123,000) on August 13, 2020, which collectively gives the Company ownership of 50.1% of 273 after all payments are made. Cordova has the right to accelerate the payments, and may do so to facilitate faster openings of the retail stores. The Transaction is subject to approval from the Alcohol and Gaming Commission of Ontario and compliance with all applicable laws, rules and regulations. Cordova holds 4 of 7 board seats of 273 and has a right of first refusal on any future sale of primary or secondary shares in 273. The retail stores will be operated by 273 under the Star Buds brand name, and Cordova will leverage its recently closed assets of Starbuds International Inc. to provide 273 with retail store designs and layouts, standard operating procedures, staff training, financing resources and systems support.

“We are excited to expand the Star Buds retail brand into Ontario so quickly. Ontario is a very attractive market given the current supply-demand imbalance due to so few cannabis retailers in the market,” stated Taz Turner, Chairman and CEO of Cordova. “We anticipate that the initial stores in Ontario will open soon, and look forward to further expanding our retail presence in the province in the near future.”

Chris Jones, Co-founder and President of 273 commented, “We are thrilled to open stores under the Star Buds brand and are excited to work with the talented team at Cordova. Our vision is to create convenient and memorable retail experiences for consumers and to accelerate our retail footprint across Ontario. Our team is committed to building relationships within local communities while providing a wide assortment of high-quality cannabis products and accessories that can be consumed responsibly.”

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Board and Management Update

Cordova is pleased to announce that Mr. Dale Rasmussen has agreed to join its board of directors. The Company has agreed to issue Mr. Rasmussen five hundred thousand (500,000) fully-vested common share purchase options under the Company’s stock option plan. Such options shall be exercisable until May 15, 2023 at a price of $0.45 per share. In conjunction with the appointment, Mr. Nathan Nienhuis will resign from the board of directors as well as his position as Chief Operating Officer of the Company. Mr. Nienhuis will continue to work as a Senior Advisor to Cordova, focused on the operational aspects of the business in both the United States and Canada. The Company has agreed to issue Mr. Nienhuis one million (1,000,000) common share purchase options under the Company’s stock option plan. Such options shall be exercisable until May 15, 2023 at a price of $0.45 per share. Upon issuance, two hundred and fifty thousand (250,000) of such options are vested immediately and the remainder shall vest over time.

“We welcome Dale to our board of directors and believe his leadership and experience will help strengthen Cordova’s position in the global cannabis market, stated Taz Turner. “On behalf of the board, we appreciate the guidance and leadership Nate has provided as a director of the board and as COO of the Company and look forward to continuing to work together to build the business.”

Nate Nienhuis echoed, “It is an exciting time at Cordova, and I am continuing to work to scale our operations throughout North America. With the expanded platform, I look forward to help launch new initiatives while working with the Company.”

Mr. Rasmussen has provided consulting services to growth companies in a variety of industries. He previously served as Chairman of Quantum Fuel System Technologies Worldwide and Chairman of Fisker Automotive. He was also the Senior Vice President and Secretary of IMPCO Technologies. He has helped facilitate numerous international transactions including several cross-border acquisitions and exchange agreements with leading Canadian companies in solar, wind, battery, and clean technology and alternative fuel automotive sectors. Prior to these roles, Mr. Rasmussen was a commercial banker responsible for the bank’s investment portfolio and corporate development initiatives.

Starbuds International Asset Purchase Update

Cordova secured two additional lease assignments from Starbuds International Inc., representing the Newcastle and West Link locations in Alberta, Canada. Pursuant to the acquisition of the cannabis retail assets from Starbuds International Inc., announced on April 9, 2020, Cordova will issue three million (3,000,000) common shares of the Company for each lease assignment obtained for a total of six million (6,000,000) common shares.

The Company has also agreed to issue one hundred eighty-one thousand two-hundred fifty (181,250) common shares at a price of $0.40 per share to settle the seventy-two thousand and five hundred ($72,500) of the promissory note held by Starbuds International Inc. issued on closing of the acquisition by Cordova of assets from Starbuds International Inc.

All securities issued by the Company are subject to a statutory hold period of four months and a day under applicable Canadian securities laws. This press release does not constitute a solicitation or offering to purchase any securities of the Company. There are no fees being paid in relation to this transaction. All references to dollar amounts in this press release are in Canadian Dollars unless stated otherwise.

About CordovaCann Corp.

CordovaCann Corp. is a Canadian-domiciled company focused on building a leading, diversified cannabis products business across multiple jurisdictions including Canada and the United States.

Cordova primarily provides services and investment capital to the processing and production vertical markets of the cannabis industry.

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Cautionary Note Regarding Forward-Looking Information

This news release contains “forward-looking information” under the provisions of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of the Company. All statements in this press release, other than statements of historical fact, are "forward-looking information" with respect to the Company within the meaning of applicable Canadian securities laws, including statements with respect to the Company’s planned business activities, the anticipated benefits of the acquisition of of common shares of 273 and the prospect of opening additional retail stores and the potential acquisition of additional common shares of 273 pursuant to the Transaction. Generally, this forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" , "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" , "believes", or variations or comparable language of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof. Forward-looking information is necessarily based upon a number of factors and assumptions that, if untrue, could cause the actual results, performances or achievements of the Company to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which the Company will operate in the future, including anticipated costs and ability to achieve business objectives and goals.

Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking information including but not limited to: global economic and market conditions; the war on terrorism and the potential for war or other hostilities in other parts of the world; the availability of financing and lines of credit; successful integration of acquired or merged businesses; changes in interest rates; management's ability to forecast revenues and control expenses, especially on a quarterly basis; unexpected decline in revenues without a corresponding and timely slowdown in expense growth; the Company's ability to retain key management and employees; intense competition and the Company's ability to meet demand at competitive prices and to continue to introduce new products and new versions of existing products that keep pace with technological developments, satisfy increasingly sophisticated customer requirements and achieve market acceptance; relationships with significant suppliers and customers; as well as other risks and uncertainties, including but not limited to those detailed from time to time in the Company's public filings on EDGAR and SEDAR. Although the Company believes its expectations are based upon reasonable assumptions and has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. The Company provides forward-looking information for the purpose of conveying information about current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. By its nature, this information is subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements. There can be no assurance that such information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are made as of the date hereof and, accordingly, are subject to change after such date. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise unless required by applicable law.

Company Contact:

Taz Turner

Chief Executive Officer

taz@cordovacann.com

(917) 843-2169

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